UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the

Securities Exchange Act of 1934

January 28, 2016

Date of Report (Date of earliest event reported)

Rentrak Corporation

(Exact name of Registrant as specified in its charter)

Oregon	000-15159	93-0780536
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7700 NE Ambassador Place

Portland, Oregon 97220

(Address of Principal Executive Offices and Zip Code)

503-284-7581

(Registrant’s telephone number, including area code)

N/A

(Former Name or Former Address, if changed since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.	Other Events.

On January 28, 2016, Rentrak Corporation (the “Company”) issued a press release announcing that, at the Special Meeting of Shareholders of the Company held on January 28, 2016 (the “Special Meeting”), the shareholders of the Company voted to (1) adopt the Agreement and Plan of Merger and Reorganization, dated as of September 29, 2015, by and among the Company, comScore, Inc. and Rum Acquisition Corporation (the “Merger Agreement”), and approve the transactions contemplated by the Merger Agreement; (2) approve on an advisory (non-binding) basis the compensation that may be paid or become payable to the Company’s named executive officers and that is based on or otherwise relates to the Merger Agreement and merger contemplated thereby; (3) approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes to adopt the Merger Agreement and approve the transactions contemplated by the Merger Agreement; and (4) to transact such other business as may properly come before the Special Meeting. A copy of the press release is furnished as Exhibit 99.1 to this Form 8-K and is incorporated herein by reference. The Company intends to provide disclosure under Item 5.07 of Form 8-K regarding the submission of the above-described matters to a vote of its shareholders in a subsequent Current Report on Form 8-K.

The information in the Exhibit attached hereto is furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

The following exhibits are furnished herewith and this list is intended to constitute the exhibit index:

99.1	Press release dated January 28, 2016 announcing the results of the Special Meeting of Shareholders of Rentrak Corporation.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 2016

RENTRAK CORPORATION

By:	/s/ David I. Chemerow
Name:	David I. Chemerow
Title:	Chief Operating Officer, Chief Financial Officer and Secretary

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press release dated January 28, 2016 announcing the results of the Special Meeting of Shareholders of Rentrak Corporation.